

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2024

Peter McGoff
Chief Legal Officer
Rubrik, Inc.
3495 Deer Creek Road
Palo Alto, California 94304

> **Re: Rubrik, Inc.**
> **Amendment No. 6 to Draft Registration Statement on Form S-1**
> **Submitted March 18, 2024**
> **CIK No. 0001943896**

Dear Peter McGoff:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4, 2024 letter.

Amendment No. 6 to Draft Registration Statement on Form S-1

Business, page 112

1. We note your response to prior comment 2 where you explain how your generative AI tool, Ruby, uses Microsoft Azure OpenAI Service in combination with your own proprietary, internally developed software. You also provide a cross refence to your risk factor beginning on page 27 where you discuss how your use of generative artificial intelligence tools may pose risks to your proprietary software and systems. Please enhance the disclosure to clarify in plain English, the meaning of generative artificial intelligence and the selection criteria and analysis used prior to implementing an AI tool.

Executive Compensation, page 145

2.   We note that disclosure for Arvind Nithrakashyap is absent from the Executive Compensation information and Equity-Based Incentive Awards table for your 2024 fiscal year. We also that on your Management table on page 135 and elsewhere throughout the prospectus, Mr. Nithrakashyap is still listed as your CTO. Please revise your disclosure to include the missing information or tell us why you believe it is not required. Refer to Item 402 of Regulation S-K.

      Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jon Avina